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UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of _________________________________________________October 2007

PEDIMENT EXPLORATION LTD.

(Name of Registrant)

789 West Pender Street, #720, Vancouver, British Columbia, Canada  V6C 1H2

(Address of principal executive offices)

1.  Press Release: October 31, 2007

2.  Press Release: November 1, 2007 / Material Change Report: November 5, 2007

3.  Press Release: November 2, 2007 / Material Change Report: November 5, 2007

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F.                       Form 20-F xxx   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):                            ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):                            ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

                                                            Yes ___     No xxx

SEC 1815 (5-2006)   Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays  a currently valid OMB control number.

October 31, 2007

Pediment Exploration Creates Advisory Board.

Pediment Exploration Ltd (PEZ-V, P5E-Frankfurt) is pleased to announce that it has created a new Advisory Board and that three of the most successful explorers/developers in Mexico and South America have consented to act as founding members.   Allen Ambrose, Mark Bailey and Dr. Peter Megaw have agreed to serve as advisors to Pediment Exploration on a broad range of technical and financial matters.

Allen Ambrose in a founding director and President of Minera Andes Inc (MAI-T), which recently started production with JV partner Minera Hochschild at its San Jose gold-silver mine in Argentina.  Mr. Ambrose has extensive experience in all phases of exploration, project evaluation and project management, and has worked as a geologic consultant in the U.S., Venezuela and Argentina. As a consultant, he was a co-discoverer of a Venezuelan auriferous massive sulphide deposit acquired by Gold Reserve Corporation, and known generally as the Brisas deposit. He holds a B.Sc. degree in Geology from Eastern Washington University.

Mark Bailey is a director, President and CEO of Minefinders Corporation Ltd. (MFL-T, MFN-Amex) which is starting production at its 100% owned 18,000 tonne per day Dolores open-pit gold/silver mine in Chihuahua, Mexico. Mr. Bailey, a registered Professional Geologist, has Master of Science and Bachelor of Science degrees in geology from Oregon State University and the University of Washington respectively, and has had a very successful 31 year career in exploration, development and management positions in the mining industry. His exploration expertise includes work throughout North America, Latin America and overseas.

Dr. Peter Megaw, C.P.G., has a Ph.D. in geology from the University of Arizona and more than 27 years of relevant experience focused on silver and gold exploration in Mexico. He is a certified Professional Geologist by the American Institute of Professional Geologists and an Arizona Registered Geologist. Dr. Megaw has been instrumental in a number of mineral discoveries in Mexico including new ore bodies at existing mines, Excellon Resources' Platosa Mine, and MAG Silver's Juanicipio, Batopilas and Santa Eulalia Properties.  Dr. Megaw is a founding director of both MAG Silver (MAG-T, MVG-Amex) and Excellon Resources (EXN-V).

Pediment’s President, Gary Freeman, commented that “we are very pleased that we were able to attract three individuals of such high calibre to Pediment’s advisory board.  All three of these gentlemen have had direct involvement with important mineral discoveries in Mexico and South America.  Three of these discoveries are now in production.  Allen, Mark and Peter all took projects they believed in and saw them through to production, persevering through a very difficult market early this decade.  The experience they gained will be a valuable asset to Pediment and all its stakeholders.  As we work to develop the San Antonio, La Colorada and other projects and move them towards the ultimate goal of production I’m sure we will all benefit from the counsel of advisors who have travelled the road to production before us.”

Pediment Exploration Ltd. is an aggressive well-financed explorer focused on north western Mexico.  Pediment has ten 100% owned and one optioned project, over $9 million in working capital and has exploration in progress on several of its properties.

For additional information please contact Gary Freeman or Michael Rapsch at 604-682-4418.

On Behalf of the Board

Gary Freeman, President and CEO

PEDIMENT EXPLORATION LTD

Vancouver, British Columbia

We Seek Safe Harbour.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This press release contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 27E of the U.S. Securities Exchange Act of 1934, as amended, and within the meaning of the Canadian Securities Legislation, relating to the creation of a new advisory board for the company and the bio’s of its founding members. Such statements include, without limitation, statements regarding the timing of future exploration activities by the Company, future anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, business and financing plans, potential mining scenarios, the success of mineral processing procedures, business trends and future operating costs and revenues. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company's inability to obtain any necessary permits, consents or authorizations required for its activities, the Company's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. The reader is referred to the Company's reports, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com, and the U.S. Securities and Exchange Commission's Electronic Data Gathering and Retrieval (EDGAR) System at www.sec.gov,  for a more complete discussion of such risk factors and their potential effects.

This press release contains information with respect to mineral properties of which the Company has no interest or rights to explore or mine. The Company advises that the U.S. Securities and Exchange Commission's mining guidelines prohibit information of this type in reports filed with the SEC. Readers are cautioned that the Company has no interest in or right to acquire any interest in any such  properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Company's properties.

All of the Company's public disclosure filings may be accessed via www.sedar.com and www.sec.gov, and readers are urged to review these materials, including any technical reports filed with respect to the Company's mineral properties.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities.

November 01, 2007

Los Planes Extended 100 Metres South with 88 metres of 2.44 g/t gold.

Pediment Exploration Ltd. (TSX-V:PEZ, Frankfurt: P5E, OTC-PEZFF) is pleased to report additional results from reverse circulation drilling at its 100%-owned San Antonio gold project, Baja California Sur, Mexico.  Drilling has extended the main Los Planes zone by 100 metres to the south with thick intersections of good grade oxide gold mineralization and deeper intersections of gold in mixed/sulphide mineralization.  A total of 10,500 metres of reverse circulation drilling has been completed to date. The drill program has been indefinitely extended in order to further expand and determine the boundaries of the Los Planes deposit.  This release outlines all new results received to date, through drill-hole PLRC-27.

Please click on the link to see the updated drill plan: Updated Drill Plan - Nov 1

(http://www.pedimentexploration.com/i/pdf/Los_Planes_DH_Location_Update.pdf)

Southern Extension

Drillholes PLRC-16, 17, 24 and 25 tested Los Planes south of line N 9,600 where the first four holes of the current drill program were collared (See news release dated August 17, 2007).  All of these holes cut thick sections of shallow gold intersections in oxidized material, and deeper primary gold mineralization.   PLRC-25 collared 50 metres south of PLRC-03 intersected 88.2 metres of 2.44 grams per tonne (g/t) gold that included 19.8 metres grading 5.1 g/t gold, while PLRC-24 located 50 metres west of PLRC-25 cut 125 metres of mineralized shear that included 82 metres of 0.99 g/t gold.  PLRC-16 and 17 were respectively collared 100 metres south of holes PLRC-01 and PLRC-04, and are the most southerly holes reported to date.  PLRC-16 encountered 82 metres of mineralized shear that included 51.8 metres of 1.7 g/t, while PLRC-17 cut 108 metres of mineralized shear that contained 30.5 metres of 1.3 g/t gold and 88.4 metres of 0.98 g/t gold in separate sections.

Los Planes – South Extension Holes
Hole	From (metres)	To (metres)	Length (metres)	Gold (g/tonne)	Comments
PLRC-16	17.4	26.5	9.2	1.02	Oxide
and	37.2	47.9	10.7	0.54	Oxide
and	93.6	105.8	12.2	1.15	Mixed
including	98.2	99.7	1.5	4.47
and	121.0	172.8	51.8	1.70	Sulphide
including	139.3	151.5	12.2	3.52

PLRC-17	73.8	104.2	30.5	1.27	Mixed/Sulphide
including	85.9	90.5	4.6	4.64
and	127.1	215.5	88.4	1.05	Sulphide
including	166.7	174.4	7.6	3.56

PLRC-24	15.8	21.9	6.1	1.24	Oxide
and	38.6	47.7	9.1	0.46	Mixed
and	52.3	64.4	12.1	1.36	Mixed
and	91.8	94.8	3.0	0.40	Sulphide
and	102.4	116.1	13.7	0.58	Sulphide
and	123.7	205.8	82.1	0.99	Sulphide
including	192.1	193.6	1.5	5.98

PLRC-25	55.2	58.2	3.0	0.42	Oxide
and	64.2	152.4	88.2	2.44	Mixed/Sulphide
including	71.9	91.6	19.7	5.09	Sulphide
and including	131.2	137.2	6.1	3.59	Sulphide

Intersection lengths are rounded.

Click the following links to see the cross sections:

Section 550 North

http://www.pedimentexploration.com/i/pdf/SA_NR_Section_N39550.pdf

Section 600 North

http://www.pedimentexploration.com/i/pdf/SA_NR_Section_N39600.pdf

In fill drilling – “Central” area

Drillholes PLRC-19 and PLRC-21 to 23 were drilled as part of in-fill testing at 50 metre spacing in the central part of the deposit.  PLRC 19, 21, 22 and previously reported 20 have been plotted on a north-south trending long-section E98,660.  PLRC-23 is located 50 metres to the east of PLRC-22.  Note that PLRC-19 was terminated at 60 metres depth and was intended only to test the shallow oxide section above previous angle holes PLRC-05 and LCDD-19 (a core hole).

In Fill Drill Holes in the “Central” Los Planes Area
Hole	From (metres)	To (metres)	Length (metres)	Gold (g/tonne)	Comments
PLRC-19	3.7	14.3	10.7	0.27	Oxide
and	20.4	28.1	7.6	0.48	Oxide
and	37.2	44.8	7.6	0.72	Oxide
and	52.4	55.4	3.0	1.77	TD 60 m

PLRC-21	14.3	23.5	9.1	0.66	Oxide
and	32.6	90.5	57.9	1.11	Oxide
including	52.4	55.5	3.0	6.69
and	96.6	148.4	51.8	2.09	Mixed
including	124.1	133.2	9.2	8.05

PLRC-22	5.0	9.6	4.6	1.01	Oxide
and	24.8	27.8	3.0	0.37	Oxide
and	53.6	64.3	10.6	0.57	Oxide
and	78.0	138.8	60.8	1.11	Mixed

PLRC-23	18.6	24.6	6.1	1.31	Oxide
and	45.9	67.2	21.3	0.99	Oxide
including	53.5	55.0	1.5	5.39

Lengths have been rounded.

Click the following link to see the north-south section:    Long Section 660 East

http://www.pedimentexploration.com/i/pdf/SA_NR_Section_E598660.pdf

Eastern (Up-Dip) Testing

Four holes in the current release were part of the ongoing expansion testing to the east of the discovery area, where a series of post-mineral faults have down dropped the mineralised system and effectively extended the Los Planes system to the east within a series fault bounded, near surface sub-zones of oxidized mineralization.  The limits of this eastern extension have not yet been determined.  Holes PLRC-15 and 26 were collared 100 and 200 metres east of PLRC-16, respectively.  PLRC-15 contained 35 metres of moderate grade oxide gold mineralization in two sections while PLRC-26 contained narrower but higher grade gold in oxidized intersections. Similarly, drillhole PLRC-14 was collared 200 metres east of previously reported PLRC-01, and contained 50 metres of moderate grade oxide gold mineralization in two sections.   Drillhole PLRC-27 is the most easterly hole at Los Planes to date, and encountered 10.6 metres of 2.0 g/t gold in oxides starting at a depth of 62 metres.  The expanded drill program will continue to test the eastern extension of the system created by this post mineral faulting.

Holes testing the eastern “up-dip” area
Hole	From (metres)	To (metres)	Length (metres)	Gold (g/tonne)	Comments
PLRC-14	25.0	58.5	33.5	0.59	Oxide
and	66.1	82.9	16.8	0.59	Oxide

PLRC-15	11.3	29.6	18.3	0.50	Oxide
and	54.0	70.7	16.8	0.67	Mostly oxide.

PLRC-26	29.2	30.7	1.5	2.01	Oxide
and	41.4	47.4	6.1	0.97	Oxide

PLRC-27	62.7	73.4	10.6	1.99	Oxide
including	65.8	67.3	1.5	5.69

Lengths have been rounded.

Mel Herdrick, M.Sc, Director and VP Exploration of Pediment notes that “drilling continues to expand Los Planes, with the thick high-grade “central” section still remaining open along strike.   Our working hypothesis is that Los Planes and the historic Colinas resource are part of a large, ramp duplex thrust-fault system.  Thickening of the system is much greater here than seen elsewhere in the San Antonio District.  The distance between Colinas and Planes bodies is now about 500 metres.  Determining the connection between the two will be part of on-going testing.  Los Planes is still open to expansion in most areas.  Related but separate targets in the area have also been located and remain to be tested.”

Sampling

Each 1.5 metre-long section of material from the reverse circulation drill is collected and split on site, with one-half retained at the project and the balance shipped to the ALS Chemex preparatory facility in Hermosillo, Sonora Mexico. The ALS Chemex lab weighs received material, and a part is ground to a pulp fraction and shipped to the Vancouver, B.C. laboratory facility. Analyses are performed for gold by fire assay with AA finish, with over limit (+10 g/t gold) re-assayed by fire assay with a gravimetric finish.

Vice President, Exploration, Mel Herdrick, M.Sc. is a qualified person as defined by NI 43-101 and has approved the information contained in this release. The project supervisor is geologist Pedro Teran, B.Sc.

Pediment Exploration is a well financed, aggressive exploration company with a focus on exploration of precious metals deposits in western Mexico, and is actively exploring a series of projects in Baja California Sur and Sonora.

For additional information please contact Gary Freeman or Michael Rapsch at 604-682-4418.

On Behalf of the Board

Gary Freeman, President and CEO

PEDIMENT EXPLORATION LTD

Vancouver, British Columbia

We Seek Safe Harbour.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This press release contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 27E of the U.S. Securities Exchange Act of 1934, as amended, relating to the reporting of additional drill results at the 100% owned San Antonio project, Baja California Sur, Mexico. Such statements include, without limitation, statements regarding the timing of future exploration activities by the Company, future anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, business and financing plans, potential mining scenarios, the success of mineral processing procedures, business trends and future operating costs and revenues. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company's inability to obtain any necessary permits, consents or authorizations required for its activities, the Company's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. The reader is referred to the Company's reports, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com, and the U.S. Securities and Exchange

Commission's Electronic Data Gathering and Retrieval (EDGAR) System at www.sec.gov,  for a more complete discussion of such risk factors and their potential effects.

This press release contains information with respect to adjacent or similar mineral properties in respect of which the Company has no interest or rights to explore or mine. The Company advises that the U.S. Securities and Exchange Commission's mining guidelines prohibit information of this type in reports filed with the SEC. Readers are cautioned that the Company has no interest in or right to acquire any interest in any such adjacent or similar properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Company's properties .

All of the Company's public disclosure filings may be accessed via www.sedar.com and www.sec.gov, and readers are urged to review these materials, including any technical reports filed with respect to the Company's mineral properties.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities.

Form 51-102F3

Material Change Report

Item 1:

Name and Address of Company

PEDIMENT EXPLORATION LTD.

Suite 720-789 West Pender Street

Vancouver, British Columbia  V6C 1L6

(the “Company”)

Item 2

Date of Material Change

November 1, 2007.

Item 3

News Release

The news release was disseminated on November 1, 2007 by way of Stockwatch.

Item 4

Summary of Material Change

The Company announces that the Los Planes zone has been extended 100 metres south with 88 metres of 2.44 g/t gold.

Item 5

Full Description of Material Change

5.1

Full Description of Material Change

The Company reports additional results from reverse circulation drilling at its 100%-owned San Antonio gold project, Baja California Sur, Mexico.  Drilling has extended the main Los Planes zone by 100 metres to the south with thick intersections of good grade oxide gold mineralization and deeper intersections of gold in mixed/sulphide mineralization.  A total of 10,500 metres of reverse circulation drilling has been completed to date. The drill program has been indefinitely extended in order to further expand and determine the boundaries of the Los Planes deposit.  This release outlines all new results received to date, through drill-hole PLRC-27.

Please click on the link to see the updated drill plan: Updated Drill Plan - Nov 1

Southern Extension

Drillholes PLRC-16, 17, 24 and 25 tested Los Planes south of line N 9,600 where the first four holes of the current drill program were collared (See news release dated August 17, 2007).  All of these holes cut thick sections of shallow gold intersections in oxidized material, and deeper primary gold mineralization.   PLRC-25 collared 50 metres south of PLRC-03 intersected 88.2 metres of 2.44 grams per tonne (g/t) gold that included 19.8 metres grading 5.1 g/t gold, while PLRC-24 located 50 metres west of PLRC-25 cut 125 metres of mineralized shear that included 82 metres of 0.99 g/t gold.  PLRC-16 and 17 were respectively collared 100 metres south of holes PLRC-01 and PLRC-04, and are the most southerly holes reported to date.  PLRC-16 encountered 82 metres of mineralized shear that included 51.8 metres of 1.7 g/t, while PLRC-17 cut 108 metres of mineralized shear that contained 30.5 metres of 1.3 g/t gold and 88.4 metres of 0.98 g/t gold in separate sections.

Los Planes – South Extension Holes
Hole	From (metres)	To (metres)	Length (metres)	Gold (g/tonne)	Comments
PLRC-16	17.4	26.5	9.2	1.02	Oxide
and	37.2	47.9	10.7	0.54	Oxide
and	93.6	105.8	12.2	1.15	Mixed
including	98.2	99.7	1.5	4.47
and	121.0	172.8	51.8	1.70	Sulphide

including	139.3	151.5	12.2	3.52

PLRC-17	73.8	104.2	30.5	1.27	Mixed/Sulphide
including	85.9	90.5	4.6	4.64
and	127.1	215.5	88.4	1.05	Sulphide
including	166.7	174.4	7.6	3.56

PLRC-24	15.8	21.9	6.1	1.24	Oxide
and	38.6	47.7	9.1	0.46	Mixed
and	52.3	64.4	12.1	1.36	Mixed
and	91.8	94.8	3.0	0.40	Sulphide
and	102.4	116.1	13.7	0.58	Sulphide
and	123.7	205.8	82.1	0.99	Sulphide
including	192.1	193.6	1.5	5.98

PLRC-25	55.2	58.2	3.0	0.42	Oxide
and	64.2	152.4	88.2	2.44	Mixed/Sulphide
including	71.9	91.6	19.7	5.09	Sulphide
and including	131.2	137.2	6.1	3.59	Sulphide

Intersection lengths are rounded.

Click the following links to see the cross sections:  Section 550 North            Section 600 North

In fill drilling – “Central” area

Drillholes PLRC-19 and PLRC-21 to 23 were drilled as part of in-fill testing at 50 metre spacing in the central part of the deposit.  PLRC 19, 21, 22 and previously reported 20 have been plotted on a north-south trending long-section E98,660.  PLRC-23 is located 50 metres to the east of PLRC-22.  Note that PLRC-19 was terminated at 60 metres depth and was intended only to test the shallow oxide section above previous angle holes PLRC-05 and LCDD-19 (a core hole).

In Fill Drill Holes in the “Central” Los Planes Area
Hole	From (metres)	To (metres)	Length (metres)	Gold (g/tonne)	Comments
PLRC-19	3.7	14.3	10.7	0.27	Oxide
and	20.4	28.1	7.6	0.48	Oxide
and	37.2	44.8	7.6	0.72	Oxide
and	52.4	55.4	3.0	1.77	TD 60 m

PLRC-21	14.3	23.5	9.1	0.66	Oxide
and	32.6	90.5	57.9	1.11	Oxide
including	52.4	55.5	3.0	6.69
and	96.6	148.4	51.8	2.09	Mixed
including	124.1	133.2	9.2	8.05

PLRC-22	5.0	9.6	4.6	1.01	Oxide
and	24.8	27.8	3.0	0.37	Oxide
and	53.6	64.3	10.6	0.57	Oxide
and	78.0	138.8	60.8	1.11	Mixed

PLRC-23	18.6	24.6	6.1	1.31	Oxide
and	45.9	67.2	21.3	0.99	Oxide
including	53.5	55.0	1.5	5.39

Lengths have been rounded.

Click the following link to see the north-south section:    Long Section 660 East

Eastern (Up-Dip) Testing

Four holes in the current release were part of the ongoing expansion testing to the east of the discovery area, where a series of post-mineral faults have down dropped the mineralised system and effectively extended the Los Planes system to the east within a series fault bounded, near surface sub-zones of oxidized mineralization.  The limits of this eastern extension have not yet been determined.  Holes PLRC-15 and 26 were collared 100 and 200 metres east of PLRC-16, respectively.  PLRC-15 contained 35 metres of moderate grade oxide gold mineralization in two sections while PLRC-26 contained narrower but higher grade gold in oxidized intersections. Similarly, drillhole PLRC-14 was collared 200 metres east of previously reported PLRC-01, and contained 50 metres of moderate grade oxide gold mineralization in two sections.   Drillhole PLRC-27 is the most easterly hole at Los Planes to date, and encountered 10.6 metres of 2.0 g/t gold in oxides starting at a depth of 62 metres.  The expanded drill program will continue to test the eastern extension of the system created by this post mineral faulting.

Holes testing the eastern “up-dip” area
Hole	From (metres)	To (metres)	Length (metres)	Gold (g/tonne)	Comments
PLRC-14	25.0	58.5	33.5	0.59	Oxide
and	66.1	82.9	16.8	0.59	Oxide

PLRC-15	11.3	29.6	18.3	0.50	Oxide
and	54.0	70.7	16.8	0.67	Mostly oxide.

PLRC-26	29.2	30.7	1.5	2.01	Oxide
and	41.4	47.4	6.1	0.97	Oxide

PLRC-27	62.7	73.4	10.6	1.99	Oxide
including	65.8	67.3	1.5	5.69

Lengths have been rounded.

Mel Herdrick, M.Sc, Director and VP Exploration of the Company notes that “drilling continues to expand Los Planes, with the thick high-grade “central” section still remaining open along strike.   Our working hypothesis is that Los Planes and the historic Colinas resource are part of a large, ramp duplex thrust-fault system.  Thickening of the system is much greater here than seen elsewhere in the San Antonio District.  The distance between Colinas and Planes bodies is now about 500 metres.  Determining the connection between the two will be part of on-going testing.  Los Planes is still open to expansion in most areas.  Related but separate targets in the area have also been located and remain to be tested.”

Sampling

Each 1.5 metre-long section of material from the reverse circulation drill is collected and split on site, with one-half retained at the project and the balance shipped to the ALS Chemex preparatory facility in Hermosillo, Sonora Mexico. The ALS Chemex lab weighs received material, and a part is ground to a pulp fraction and shipped to the Vancouver, B.C. laboratory facility. Analyses are performed for gold by fire assay with AA finish, with over limit (+10 g/t gold) re-assayed by fire assay with a gravimetric finish.

Vice President, Exploration, Mel Herdrick, M.Sc. is a qualified person as defined by NI 43-101 and has approved the information contained in this release. The project supervisor is geologist Pedro Teran, B.Sc.

This material change report contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 27E of the U.S. Securities Exchange Act of 1934, as amended, relating to the reporting of additional drill results at the 100% owned San Antonio project, Baja California Sur, Mexico. Such statements include, without limitation, statements regarding the timing of future exploration activities by the Company, future anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, business and financing plans, potential mining scenarios, the success of mineral processing procedures, business trends and future operating costs and revenues. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company's inability to obtain any necessary permits, consents or authorizations required for its activities, the Company's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. The reader is referred to the Company's reports, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com, and the U.S. Securities and Exchange Commission's Electronic Data Gathering and Retrieval (EDGAR) System at www.sec.gov,  for a more complete discussion of such risk factors and their potential effects.

This material change report contains information with respect to adjacent or similar mineral properties in respect of which the Company has no interest or rights to explore or mine. The Company advises that the U.S. Securities and Exchange Commission's mining guidelines prohibit information of this type in reports filed with the SEC. Readers are cautioned that the Company has no interest in or right to acquire any interest in any such adjacent or similar properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Company's properties .

All of the Company's public disclosure filings may be accessed via www.sedar.com and www.sec.gov, and readers are urged to review these materials, including any technical reports filed with respect to the Company's mineral properties.

This material change report is not, and is not to be construed in any way as, an offer to buy or sell securities.

5.2

Disclosure for Restructuring Transactions

Not applicable.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

Gary Freeman, President & Chief Executive Officer

Business Telephone:

(604) 682-4418

Facsimile:

(604) 669-0384

Item 9

Date of Report

November 2, 2007.

THIS PRESS RELEASE IS NOT FOR DISTRIBUTION IN THE UNITED STATES OR TO U.S. NEWS AGENCIES

November 2, 2007

PEDIMENT EXPLORATION LTD. ANNOUNCES $ 15,750,000

PRIVATE PLACEMENT

VANCOUVER – November 2, 2007 – Pediment Exploration Ltd. (the “Company”) (TSXV: PEZ) is pleased to announce that it has reached agreements in principal to sell by way of a private placement 5,250,000 Units at a price of $3.00 per Unit for gross proceeds of $15.75 million. (the “Offering”).  Each Unit will comprise one common share and one-half of one warrant (2,625,000 warrants).  Each whole warrant will be exercisable to acquire one additional common share at a price of $3.75 per share for a period of 18 months from the closing date. The company has agreed to pay a 5% commission, payable in either cash or units at the election of the finder, as well the Company has agreed to issue a B Warrant in the amount of 5%. Each Finder’s Warrant will be exercisable for a period of 18 months from the closing date to acquire one common share of the Company at a price of $3.80 per share.  The finder is arms length to the company.

The Offering, including the finder’s fee arrangements, is subject to acceptance for filing by the TSX Venture Exchange.

The use of proceeds from the Offering will be used to further the Company’s San Antonio gold exploration project in Baja Mexico, the newly acquired La Colorada project in Sonora, Mexico, and general corporate purposes.

Gary Freeman

President and Chief Executive Officer

Company Contact: Michael Rapsch, 604-682-4418

Forward-Looking Statement Cautions:

This press release contains certain “forward-looking statements”, as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation, relating to a proposed 5,2500,000 unit private placement and the proposed use of proceeds.  Such statements include, without limitation, statements regarding the proposed use of proceeds. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” ”projects,” “aims,” “potential,” “goal,” “objective,” “prospective,” and similar expressions, or that events or conditions “will,” “would,” “may,” “can,” “could” or “should” occur, or are those statements, which, by their nature, refer to future events. The Company cautions that Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties.  Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change.  Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include, the Company’s inability to secure subscriptions from investors to complete the proposed financing in whole or in part, a management decision to change the use of proceeds based on changing circumstances, the volatility of metals prices, the possibility that exploration efforts will not yield economically recoverable quantities of metals, accidents and other risks associated with mineral exploration and development operations, the risk that the Company will encounter unanticipated geological factors, the Company’s need for and ability to obtain additional financing, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration and development plans.  The reader is urged to refer to the Company's reports, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com, and the U.S. Securities and Exchange Commission's Electronic Data Gathering and Retrieval (EDGAR) System at www.sec.gov,  for a more complete discussion of such risk factors and their potential effects.

THIS PRESS RELEASE, REQUIRED BY APPLICABLE CANADIAN LAWS, IS NOT

 FOR DISTRIBUTION TO U.S. NEWS SERVICES OR FOR DISSEMINATION

IN THE UNITED STATES.

THE SECURITIES TO BE ISSUED UNDER THE OFFERING HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933 (AS AMENDED) OR ANY STATE SECURITIES LAWS, AND UNLESS SO REGISTERED MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO U.S. PERSONS EXCEPT PURSUANT TO AN EXEMPTION FROM, OR IN A TRANSACTION SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE UNITED STATES SECURITIES ACT OF 1933 AND APPLICABLE STATE SECURITIES LAWS. THIS PRESS RELEASE IS ISSUED PURSUANT TO RULE 135(C) OF THE UNITED STATES SECURITIES ACT OF 1933 (AS AMENDED), AND DOES NOT CONSTITUTE AN OFFER TO SELL, OR THE SOLICITATION OF AN OFFER TO BUY, NOR SHALL THERE BE ANY SALE OF SECURITIES OF THE COMPANY IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION.

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED OR ACCEPTED RESPONSIBILITY

FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

Form 51-102F3

Material Change Report

Item 1:

Name and Address of Company

PEDIMENT EXPLORATION LTD.

Suite 720-789 West Pender Street

Vancouver, British Columbia  V6C 1L6

(the “Company”)

Item 2

Date of Material Change

November 2, 2007.

Item 3

News Release

The news release was disseminated on November 2, 2007 by way of Stockwatch.

Item 4

Summary of Material Change

Pediment Exploration Ltd. announces $15,750,000 private placement.

Item 5

Full Description of Material Change

5.1

Full Description of Material Change

Pediment Exploration Ltd. (the “Company”) announced that it has reached agreements in principal to sell by way of a private placement 5,250,000 Units at a price of $3.00 per Unit for gross proceeds of $15.75 million. (the “Offering”).  Each Unit will comprise one common share and one-half of one warrant (2,625,000 warrants).  Each whole warrant will be exercisable to acquire one additional common share at a price of $3.75 per share for a period of 18 months from the closing date. The company has agreed to pay a 5% commission, payable in either cash or units at the election of the finder, as well the Company has agreed to issue a B Warrant in the amount of 5%. Each Finder’s Warrant will be exercisable for a period of 18 months from the closing date to acquire one common share of the Company at a price of $3.80 per share.  The finder is arms length to the company.

The Offering, including the finder’s fee arrangements, is subject to acceptance for filing by the TSX Venture Exchange.

The use of proceeds from the Offering will be used to further the Company’s San Antonio gold exploration project in Baja Mexico, the newly acquired La Colorada project in Sonora, Mexico, and general corporate purposes.

This material change report contains certain “forward-looking statements”, as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation, relating to a proposed 5,000,000 unit private placement and the proposed use of proceeds.  Such statements include, without limitation, statements regarding the proposed use of proceeds. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” ”projects,” “aims,” “potential,” “goal,” “objective,” “prospective,” and similar expressions, or that events or conditions “will,” “would,” “may,” “can,” “could” or “should” occur, or are those statements, which, by their nature, refer to future events. The Company cautions that

Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties.  Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change.  Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include, the Company’s inability to secure subscriptions from investors to complete the proposed financing in whole or in part, a management decision to change the use of proceeds based on changing circumstances, the volatility of metals prices, the possibility that exploration efforts will not yield economically recoverable quantities of metals, accidents and other risks associated with mineral exploration and development operations, the risk that the Company will encounter unanticipated geological factors, the Company’s need for and ability to obtain additional financing, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration and development plans.  The reader is urged to refer to the Company's reports, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com, and the U.S. Securities and Exchange Commission's Electronic Data Gathering and Retrieval (EDGAR) System at www.sec.gov,  for a more complete discussion of such risk factors and their potential effects.

5.2

Disclosure for Restructuring Transactions

Not applicable.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

Gary Freeman, President & Chief Executive Officer

Business Telephone:

(604) 682-4418

Facsimile:

(604) 669-0384

Item 9

Date of Report

November 5, 2007.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Pediment Exploration Ltd. -- SEC File No. 000-52509

(Registrant)

Date: November 7, 2007        By /s/ Gary Freeman___________________________

                                      Gary Freeman, President/CEO/Director